                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                  ----------------------------------


                              FORM 11-K


    (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 1997

                                or

    ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from   ___________________

                       Commission file number 1-2360

                       IBM TAX DEFERRED SAVINGS PLAN
                       -----------------------------
                         (Full title of the plan)

                   Manager of Benefits - U.S. Operations
                                   IBM
                                 Route 9
                          Town of Mount Pleasant
                      Sleepy Hollow, New York 10591
                   -------------------------------------
                           (Address of the plan)

                INTERNATIONAL BUSINESS MACHINES CORPORATION
                -------------------------------------------
       (Name of issuer of the securities held pursuant to the plan)

                             New Orchard Road

                          Armonk, New York 10504
                          ----------------------
             (Address of issuer's principal executive office)

                           REQUIRED INFORMATION


                                                                   Page
                                                                   ----
Consent of Independent Accountants                                   3
Report of Independent Accountants                                    4



Financial Statements:


Statements of Net Assets Available for Plan Benefits, with Fund
  Information, as of December 31, 1997 and December 31, 1996         5
Statement of Changes in Net Assets Available for Plan
  Benefits, with Fund Information, for the year ended
  December 31, 1997                                                  9
Notes to Financial Statements                                       11


Supplementary Schedules:


Schedule I  - Item 27a - Assets Held for Investment Purposes
  at December 31, 1997                                              31
Schedule II - Item 27d - Schedule of Reportable Transactions        35


                             SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      IBM TAX DEFERRED SAVINGS PLAN


Dated June 29, 1998                   By:        M. Loughridge
                                         -------------------------------
                                         (Vice President and Controller)

                CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-09055) of the IBM Tax
Deferred Savings Plan of our report dated June 18, 1998 appearing on page 4 of this Annual Report on Form 11-K for the year end
December 31, 1997.






PRICE WATERHOUSE LLP


1177 Avenue of the Americas
New York, NY 10036
June 18, 1998

                    REPORT OF INDEPENDENT ACCOUNTANTS


To the Members of the
International Business Machines Corporation (IBM) Retirement Plans Committee and the Participants of the IBM Tax Deferred Savings Plan


In our opinion, the financial statements as referenced in the Required Information Section on page 2, present fairly, in all material respects, the net assets available for plan benefits of the IBM Tax Deferred Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for plan benefits, with fund information and the statement of changes in net assets available for plan benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, NY  10036
June 18, 1998

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1997
                             (Dollars in thousands)


                                                  Large      Small                                  Total     Income  Conserv.
                                       Money    Company    Company       IBM     Fixed    Int'l.     Bond  Plus Life      Life
                                      Market      Index      Stock     Stock    Income     Stock   Market   Strategy  Strategy
                                        Fund       Fund       Fund      Fund      Fund      Fund     Fund       Fund      Fund
                                     -------  ---------  ---------   ------- ---------  --------  -------  ---------  --------
Assets:
 Investments at fair value:

  Interest in equity-oriented
   General Employee Benefit
   Trust pooled funds
   (cost: $4,903,380)                         4,720,581  2,213,371                       477,478               8,622    53,312
  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $473,795)                  388,264                          16,701    68,830
  Investment contracts, at contract
   value (cost: $3,613,269)                                                  3,294,271                        32,309    66,601
  Interest in bond market-oriented
   General Employee Benefit Trust
   pooled funds (cost: $263,616)                                                                   94,926      2,159    13,354
  IBM Common Stock (cost: $722,242)                                1,210,202
                                     -------  ---------  --------- --------- ---------  --------  -------  ---------  --------
    Total investments                388,264  4,720,581  2,213,371 1,226,903 3,363,101   477,478   94,926     43,090   133,267

 Income and sales proceeds receivable  1,670          5                            139         1
 Contributions receivable                 32          5          5                 111         4
 Loans receivable
 Transfers receivable (payable)           (2)        (5)        (2)      (12)     (141)       (1)
                                     -------  ---------  --------- --------- ---------  --------  -------  ---------  --------
    Total assets                     389,964  4,720,586  2,213,374 1,226,891 3,363,210   477,482   94,926     43,090   133,267

Liabilities:

 Investments purchased                                                 1,512
                                     -------  ---------  --------- --------- ---------  --------  -------  ---------  --------
    Total liabilities                                                  1,512
                                     -------  ---------  --------- --------- ---------  --------  -------  ---------  --------
 Net assets available for plan
       benefits                      389,964  4,720,586  2,213,374 1,225,379 3,363,210   477,482   94,926     43,090   133,267
                                     -------  ---------  --------- --------- ---------  --------  -------  ---------  --------
                                     -------  ---------  --------- --------- ---------  --------  -------  ---------  --------


The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                             INFORMATION (CONTINUED)
                             AS OF DECEMBER 31, 1997
                             (Dollars in thousands)


                                        Moderate  Aggressive
                                            Life        Life
                                        Strategy    Strategy     Loan
                                            Fund        Fund     Fund       Total
                                       --------- -----------  -------  ----------
Assets:
 Investments at fair value:

  Interest in equity-oriented
   General Employee Benefit
   Trust pooled funds
   (cost: $4,903,380)                    528,551     185,163            8,187,078
  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $473,795)                                                       473,795
  Investment contracts, at contract
   value (cost: $3,613,269)              220,088                        3,613,269
  Interest in bond market-oriented
   General Employee Benefit Trust
   pooled funds (cost: $263,616)         132,387      46,376              289,202
  IBM Common Stock (cost: $722,242)                                     1,210,202
                                       --------- -----------  -------  ----------
    Total investments                    881,026     231,539           13,773,546

 Income and sales proceeds receivable          1           1                1,817
 Contributions receivable                      3                              160
 Loans receivable                                             291,561     291,561
 Transfers receivable (payable)               (1)         (1)     165
                                       --------- -----------  -------  ----------
    Total assets                         881,029     231,539  291,726  14,067,084

Liabilities:

 Investments purchased                                                      1,512
                                       --------- -----------  -------  ----------
    Total liabilities                                                       1,512
                                       --------- -----------  -------  ----------
 Net assets available for plan
       benefits                          881,029     231,539  291,726  14,065,572
                                       --------- -----------  -------  ----------
                                       --------- -----------  -------  ----------


The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1996
                             (Dollars in thousands)


                                                  Large      Small                                Total     Income  Conserv.
                                       Money    Company    Company     IBM     Fixed    Int'l.     Bond  Plus Life      Life
                                      Market      Index      Stock   Stock    Income     Stock   Market   Strategy  Strategy
                                        Fund       Fund       Fund    Fund      Fund      Fund     Fund       Fund      Fund
                                     -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
Assets:
 Investments at fair value:

  Interest in equity-oriented
   General Employee Benefit
   Trust pooled funds
   (cost: $4,245,253)                         3,390,453  1,639,225                     487,544               4,374    29,492
  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $426,042)                  366,350                        12,848    44,065                           212       476
  Investment contracts, at contract
   value (cost: $3,601,544)                                                3,387,891                        16,286    36,626
  Interest in bond market-oriented
   General Employee Benefit Trust
   pooled funds (cost: $159,970)                                                                 42,165      1,096     7,397
  IBM Common Stock (cost: $461,256)                                738,140
                                     -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
    Total investments                366,350  3,390,453  1,639,225 750,988 3,431,956   487,544   42,165     21,968    73,991

 Income and sales proceeds receivable  1,707          4                          184         1
 Contributions receivable                180         10          3     191        82         4
 Loans receivable
 Transfers receivable (payable)           (1)        (1)         6     (56)     (211)
 Reinstatements receivable                15         53                          448         2
                                     -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
    Total assets                     368,251  3,390,519  1,639,234 751,123 3,432,459   487,551   42,165     21,968    73,991

Liabilities:

 Expenses payable                        155        537        300     152       443       211       21          1         6
 Investments purchased                                               4,648
                                     -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
    Total liabilities                    155        537        300   4,800       443       211       21          1         6
                                     -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
 Net assets available for plan
       benefits                      368,096  3,389,982  1,638,934 746,323 3,432,016   487,340   42,144     21,967    73,985
                                     -------  ---------  --------- ------- ---------  --------  -------  ---------  --------
                                     -------  ---------  --------- ------- ---------  --------  -------  ---------  --------


The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                             INFORMATION (CONTINUED)
                             AS OF DECEMBER 31, 1996
                             (Dollars in thousands)


                                        Moderate  Aggressive
                                            Life        Life
                                        Strategy    Strategy     Loan
                                            Fund        Fund     Fund       Total
                                       --------- -----------  -------  ----------
Assets:
 Investments at fair value:

  Interest in equity-oriented
   General Employee Benefit
   Trust pooled funds
   (cost: $4,245,253)                    388,389      73,931            6,013,408
  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $426,042)                        2,091                          426,042
  Investment contracts, at contract
   value (cost: $3,601,544)              160,741                        3,601,544
  Interest in bond market-oriented
   General Employee Benefit Trust
   pooled funds (cost: $159,970)          97,386      18,535              166,579
  IBM Common Stock (cost: $461,256)                                       738,140
                                       --------- -----------  -------  ----------
    Total investments                    648,607      92,466           10,945,713

 Income and sales proceeds receivable                      1                1,897
 Contributions receivable                      3                              473
 Loans receivable                                             270,329     270,329
 Transfers receivable (payable)                1                  262
 Reinstatements receivable                                        354         872
                                       --------- -----------  -------  ----------
    Total assets                         648,611      92,467  270,945  11,219,284

Liabilities:

 Expenses payable                             87          12                1,925
 Investments purchased                                                      4,648
                                       --------- -----------  -------  ----------
    Total liabilities                         87          12                6,573
                                       --------- -----------  -------  ----------
 Net assets available for plan
       benefits                          648,524      92,455  270,945  11,212,711
                                       --------- -----------  -------  ----------
                                       --------- -----------  -------  ----------


The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
               AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (Dollars in thousands)


                                                                                                 Total     Income  Conserv.
                                  Money   Large Co.  Small Co.      IBM       Fixed    Int'l      Bond  Plus Life      Life
                                 Market      Index      Stock      Stock     Income    Stock    Market   Strategy  Strategy
                                   Fund       Fund       Fund       Fund       Fund     Fund      Fund       Fund      Fund
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
Additions:
  Participant contributions      43,186    212,545    150,676     66,746    123,713   51,795     7,381        937     3,336
  Employer contributions         16,095     66,959     47,425     20,357     40,939   15,987     2,498        197       731
  Participant loan repayments     7,630     49,419     30,396     18,522     45,913    8,293     1,075        255       675
  Participant directed transfer
    of investments, net         (44,791)    16,106     (5,725)    99,375   (267,653) (62,440)   38,965     18,413    46,639
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
  Total contributions
    and transfers                22,120    345,029    222,772    205,000    (57,088)  13,635    49,919     19,802    51,381
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
  Interest and dividend
    income from investments      21,376                            9,416    215,122                         1,801     3,900

  Unrealized and realized gain
    (loss) on investments, net           1,160,399    431,368    312,836              (1,168)    5,716      1,197     8,716
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
     Total additions             43,496  1,505,428    654,140    527,252    158,034   12,467    55,635     22,800    63,997
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
Reductions:
  Distributions to participants  22,923    127,729     55,381     26,597    171,594   16,200     2,063      1,308     3,896
  Transfers (from) other
    benefits plans, net         (13,541)    (2,862)    (1,816)    (1,631)    (1,483)    (623)     (145)       (24)      (11)
  Loans to participants          11,740     47,068     24,672     22,629     54,323    5,972       862        370       749
  Administrative expenses           506      2,889      1,463        601      2,406      776        73         23        81
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
  Total reductions               21,628    174,824     79,700     48,196    226,840   22,325     2,853      1,677     4,715
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
  Increase (decrease) in net
    assets during the year       21,868  1,330,604    574,440    479,056    (68,806)  (9,858)   52,782     21,123    59,282
  Net assets available for plan
    benefits:
    Beginning of year           368,096  3,389,982  1,638,934    746,323  3,432,016  487,340    42,144     21,967    73,985
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
    End of year                 389,964  4,720,586  2,213,374  1,225,379  3,363,210  477,482    94,926     43,090   133,267
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------
                                -------  ---------  ---------  ---------  ---------  -------  --------  ---------  --------


The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
         AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (Dollars in thousands)


                                        Moderate  Aggressive
                                            Life        Life
                                        Strategy    Strategy     Loan
                                            Fund        Fund     Fund       Total
                                       --------- -----------  -------  ----------
Additions:
  Participant contributions               56,999      16,139   (3,194)    730,259
  Employer contributions                  17,793       4,030              233,011
  Participant loan repayments             11,156       3,048 (176,382)
  Participant directed transfer
    of investments, net                   65,393      95,718
                                       --------- -----------  -------  ----------
  Total contributions
    and transfers                        151,341     118,935 (179,576)    963,270
                                       --------- -----------  -------  ----------
  Interest and dividend
    income from investments               22,023      25,919   25,279     324,836

  Unrealized and realized gain
    (loss) on investments, net            95,342                        2,014,406
                                       --------- -----------  -------  ----------
     Total additions                     268,706     144,854 (154,297)  3,302,512
                                       --------- -----------  -------  ----------
Reductions:
  Distributions to participants           26,575       2,732    6,285     463,283
  Transfers (from) other
    benefits plans, net                     (728)       (173)  (1,618)    (24,655)
  Loans to participants                    9,676       3,073 (181,134)
  Administrative expenses                    678         138    1,389      11,023
                                       --------- -----------  -------  ----------
  Total reductions                        36,201       5,770 (175,078)    449,651
                                       --------- -----------  -------  ----------
  Increase (decrease) in net
    assets during the year               232,505     139,084   20,781   2,852,861
  Net assets available for plan
    benefits:
    Beginning of year                    648,524      92,455  270,945  11,212,711
                                       --------- -----------  -------  ----------
    End of year                          881,029     231,539  291,726  14,065,572
                                       --------- -----------  -------  ----------
                                       --------- -----------  -------  ----------


The accompanying notes are an integral part of this financial statement.

                   INTERNATIONAL BUSINESS MACHINES CORPORATION

                          IBM TAX DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS




NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the International Business Machines Corporation
(IBM) Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan's provisions.

General:

The International Business Machines Corporation (IBM) Tax Deferred Savings Plan (the Plan) offers all qualifying active regular and part-time employees of IBM and certain of its eligible domestic related companies and partnerships an opportunity to defer up to twelve percent (fifteen percent effective January 1, 1998 refer to Note 8 - Subsequent Events) of their compensation, subject to the legal limit allowed by Internal Revenue Service (IRS) regulations, which IBM will contribute on their behalf to any of eleven investment funds. The investment objectives of these funds are described in Note 3. The Plan was established by resolution of IBM's Retirement Plans Committee effective July 1, 1983 and is held in trust for the benefit of its participants.

The Plan includes the employees of the Technology Service Solutions (TSS) (wholly-owned) and Micrus (less than wholly-owned) subsidiaries of IBM. The provisions of the Plan for TSS employees are identical to those of the other Plan participants except for the matching deferral, which is one hundred percent of each participant's deferral up to a maximum of seven percent of eligible compensation. The Plan provisions for Micrus employees are identical to those of other Plan participants except for an additional profit sharing component which is set annually by Micrus management as a percentage of eligible employees' annual compensation. Micrus employees, not covered by the IBM Retirement Plan, are eligible to receive this additional profit sharing component on January 1 following the date on which they attain one year of service with Micrus. Eligible employees must be employed by Micrus on the annual contribution date of December 31st to receive the additional profit sharing component.

The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration:

The Plan is administered by IBM's Retirement Plans Committee which has appointed officials of IBM as plan administrators to assist in administering the Plan. The IBM Retirement Plans Committee has also appointed Bankers Trust Company as Trustee to safeguard the assets of the various funds, and outside investment managers to direct investments in the various funds. On October 21, 1997, Bankers Trust Company announced that Metropolitan Life Insurance Company had acquired Bankers Trust's 401(k) recordkeeping, participant services and communications services segments, including its TDSP Service Center Operation in Nashville, Tennessee. Bankers Trust continues to be Trustee and provide investment management services for the Plan.

Contributions and participants' equity:

Contributions are made to the Plan by IBM on behalf of each participant based upon the participant's elected compensation deferral. Participants may elect to defer up to twelve percent of their eligible compensation, subject to the legal limit allowed by IRS regulations. Effective January 1, 1998, the maximum allowable deferral percentage was increased to fifteen percent of eligible compensation (refer to Note 8 - Subsequent Events).

IBM's matching deferral is fifty percent of each participant's deferral up to a maximum of six percent of a participant's eligible compensation. Participants may choose to have their contributions invested entirely in any one of, or in any combination of, the following funds in five percent multiples: Money Market Fund, Large Company Index Fund, Small Company Stock Fund, IBM Stock Fund, Fixed Income Fund, International Stock Fund, Total Bond Market Fund, Income Plus Life Strategy Fund, Conservative Life Strategy Fund, Moderate Life Strategy Fund, and Aggressive Life Strategy Fund. These funds and their investment objectives are more fully described in Note 3. Contributions are temporarily invested in short-term investments and are then allocated to the funds selected by the participant.

Participants may elect to change their investment selection for future contributions once during any payroll period up to twenty-four times each calendar year. Employees may change their percentage of deferred compensation up to six times in a calendar year. Also, the participant may transfer part or all of existing account balances among funds in the Plan once daily, but a service fee will be incurred for each transfer in excess of eight in any calendar year. However, participant balances in the Fixed Income Fund may not be transferred directly into the Money Market Fund or Total Bond Market Fund, and if transferred into another fund may not subsequently be transferred to the Money Market Fund or Total Bond Market Fund for three months.

The Plan recordkeeper maintains an account in the name of each participant to which the Plan recordkeeper records each participant's contributions and share of the net earnings, losses and expenses, if any, of the various investment funds. The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

Effective January 22, 1996, the Plan was amended to allow participant rollover contributions of pretax dollars from other qualified savings plans or conduit Individual Retirement Accounts (IRAs that exclusively hold a previously taxable distribution from a qualified plan) into their Plan accounts. Rollovers must be made in cash within the time limits specified by the IRS; stock or in-kind rollovers cannot be accepted. These rollovers are limited to active employees on the payroll of IBM (or affiliated companies) who have existing accounts in the Plan. Retirees or employees on leave or bridge leave of absence are not eligible for such rollovers.

The interest of each participant in each of the funds is represented by units/shares credited to the participant's account.

The initial unit value of each fund on the first valuation date was equivalent to $1.00. On each succeeding valuation date, the unit value of each fund is determined by dividing the value of the fund on that date by the number of outstanding units in the fund. In determining the unit value, new contributions that are to be allocated as of the valuation date are excluded from the calculation. The number of additional units to be credited to a participant's account for each fund, due to new contributions, is equal to the amount of the participant's new contributions to the fund divided by the unit value for the applicable fund as determined on the valuation date.

At December 31, 1997 and 1996 the number of participants in the Plan approximated 203,000 and 196,000, respectively. The number of individuals participating in each of the Plan's funds at December 31, 1997, were approximately:

          Money Market                      53,000
          Large Company Index              146,000
          Small Company Stock              118,000
          IBM Stock                         65,000
          Fixed Income                     122,000
          International Stock               59,000
          Total Bond Market                 12,000
          Income Plus Life Strategy          2,000
          Conservative Life Strategy         4,000
          Moderate Life Strategy            41,000
          Aggressive Life Strategy          12,000


Contributions made to the Plan as well as interest, dividends or other earnings of the Plan are not includable in gross income of the participant until withdrawal, at which time all earnings and contributions withdrawn are generally taxed as ordinary income to the participant. Additionally, withdrawals by the participant before attaining age 59 1/2 are generally subject to a penalty tax of 10%.

Consistent with provisions established by the IRS, a 1997 annual limit of $9,500 was set on employee deferrals under salary deferral plans such as the Plan. The 1997 maximum annual deferral amount for employees residing in Puerto Rico was limited by local government regulations to the lesser of $7,500 or ten percent of eligible compensation.


Vesting:

Participants in the Plan are at all times fully vested in their account balance, including deferred compensation, matching contributions and earnings thereon.

Distribution:

A participant who has attained age 59 1/2 may request a cash distribution of all or part of the value of the participant's account. The minimum amount of any such distribution shall be the lesser of the participant's account balance or $500. In the event that the participant retires under the IBM Retirement Plan or becomes eligible for benefits under the IBM Long-Term
Disability Plan, the participant may elect to receive the balance of the participant's account in a specified number of annual cash installments over a period not to exceed ten years or to defer distribution until age 70 1/2.

Upon the death of a participant, the value of the participant's account will be distributed to the participant's beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary must be the participant's spouse, unless the participant's spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant becomes married or remarried, any prior designation is cancelled and the current spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds will normally be paid in the following order: the participant's spouse, the participant's children in equal shares, or to surviving parents equally. If no spouse, child, or parent is living, payments will be made to the executors or administrators of the participant's estate.

Participants may borrow, subject to additional limitations relative to prior loans, up to one-half of the value of the participant's account balance, but not to exceed $50,000. Effective January 1, 1998, the minimum loan amount allowable for new loans was increased to $500 from $50 (refer to Note 8 - Subsequent Events). Participants are limited to two outstanding Plan loans at any one time. The loan shall bear a fixed rate of interest, set quarterly, for the term of the loan, determined by the plan administrator to be 1.25 percent above the prime rate. Repayment of a loan shall be made through monthly payroll deductions (semi-monthly effective January 1, 1998; refer to Note 8 - Subsquent Events) over a term of one to four years.

Participants may prepay the entire remaining loan principal after payments have been made for three full months. Employees on an approved leave of absence may elect to make scheduled loan payments directly to the Plan. Participants may continue to contribute to the Plan while having an outstanding loan, provided that the loan is not in default.

Participants who retire or separate from IBM and have outstanding Plan loans may choose automated loan repayments or coupon payment options to continue monthly loan repayments according to their original amortization schedule.

The number of loans outstanding at December 31, 1997 and 1996 was 48,330 and 48,033, respectively. Interest rates on outstanding loans at December 31, 1997 ranged from 7.25% to 10.25%.

Termination of service:

The value of the participant's account will be distributed to the participant in a lump-sum cash payment as soon as practical following the termination of the participant's employment with IBM for any reason other than retirement, medical disability or death. If the account balance is greater than $3,500 at the time of separation, the participant may elect to defer distribution of the account until age 70 1/2.

Termination of the Plan:

IBM reserves the right to terminate this Plan at any time by action of its Retirement Plans Committee. In such event, each participant or beneficiary receiving or entitled to receive payments under the Plan will receive the balance of his or her account at such time and in such manner as the Retirement Plans Committee shall determine at its discretion.

In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts will be nonforfeitable.
                                                                              15

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Valuation of investments:

The fair value of the net assets of the Plan is based on the estimated fair values of the underlying assets and liabilities. Investments in registered investment companies and pooled funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. Interest accrued on investments is recorded separately as interest receivable until paid and reinvested.

Investments in fully benefit responsive bank and insurance company investment contracts are stated at contract value which is equal to cost plus reinvested interest. Contracts include synthetic investment contracts, whereby individual assets are placed in a trust with ownership by the Plan and a third party issues a wrapper contract that provides that holders can, and must, execute transactions at contract value. Individual assets of the synthetic contracts are valued at representative quoted market prices. The wrapper is valued as the difference between fair value of the assets and contract value of the investment contract.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements. Actual results could differ from the estimates that were used.

Security transactions and related investment income:

Security transactions are recorded on a trade-date basis. Realized gains and losses on sales of securities are based on average cost at the time of sale. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Administrative expenses and investment management fees:

All administrative costs of the Plan are paid by the Plan. This includes: (a) brokerage fees and commissions which are included in the cost of investments when purchased and in determining net proceeds on sales of investments (b) investment management fees which are paid from the respective fund's assets (excluding the IBM Stock Fund); such fees consist of fixed annual charges and charges which are based on a percentage of net asset value (c) operational expenses required for administration of the Plan consisting of trustee, recordkeeping, participant reports and communications, and service center expenses, which are expenses charged against the fund's assets on a pro rata basis throughout the year.

NOTE 3 - DESCRIPTION OF INVESTMENT FUNDS:

The investment funds to which employees may contribute monies are described below:

Money Market Fund: - Preservation of principal, liquidity and a variable rate of income based on current market interest rates.

Investments in the Money Market Fund are managed by Bankers Trust Company.

Investments are made in a diversified portfolio of high-quality money market instruments with average maturity dates not exceeding 91 days from the date of purchase. Twenty percent of the value of the fund may be invested in instruments with maturities not to exceed 182 days.
At all times, not less than twenty percent of the remaining assets of the fund must be composed of cash, demand obligations and assets that mature on the next business day.


Large Company Index Fund: - Long term growth of capital with a market rate of return from a diversified group of large-capitalization company common stocks.

This fund invests in a broad range of common stocks through Bankers Trust Company's Large Capitalization Equity Index Fund which is designed to produce investment results approximating the price and yield performance of the Standard & Poor's Composite Index of 500 Stocks (S & P 500). The S & P 500 Index is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. Standard and Poor's, a financial services corporation, chooses the stocks to be included in the index on a statistical basis, by which it seeks to represent a cross-section of industry sectors and companies within each sector.

Dividends paid on common stocks in the portfolio are reinvested in the fund. The value of a participant's assets in this fund will vary as a result of fluctuations in the applicable common stock prices and dividends paid on those stocks. The broad diversification attained by investing in a large number of stocks generally results in less risk than an investment in a single stock.

Investments in the Large Company Index Fund are managed by Bankers Trust
Company.

Small Company Stock Fund: - Long term growth of capital from a diversified group of medium- and small-capitalization company common stocks.

This fund invests in a broad range of common stocks to produce investment results approximating the price and yield performance of medium- and small-capitalization company common stocks generally not represented in the Standard & Poor's 500 Index. Investors can use this fund as a complement to the Large Company Index Fund to attain extensive coverage of the total U.S. equity market. Dividends paid on common stocks in the portfolio are reinvested in the fund.

The value of a participant's assets invested in this fund will vary as a result of fluctuations in applicable common stock prices and dividends paid on those stocks. The broad diversification attained by investing in a large number of stocks generally results in less risk than an investment in a single stock.

Investments in the Small Company Stock Fund are managed by State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company.

IBM Stock Fund: - Direct investment in IBM common stock, with dividends being reinvested in additional shares of IBM common stock.

The IBM Stock Fund permits the participant to have contributions invested in IBM common stock, or to have existing account balances transferred into this fund so as to be invested in such IBM common stock. The return on the participant's investment will be determined by the market price of IBM common stock, the amount of any dividends paid thereon, and the cash balance necessary to maintain liquidity.
In addition, interest will be earned on money that in the participant's account awaiting investment in IBM common stock.

An investment in a single stock is generally more risky than investing in a broadly diversified group of stocks.

Investments in the IBM Stock Fund are managed by Bankers Trust Company.

Fixed Income Fund: - Preservation of principal with a relatively stable and predictable rate of interest.

Investments consist of interest-bearing instruments, including corporate and U.S. government securities, mortgages, bank time deposits, and contracts with insurance companies, banks, and other financial institutions.

The investments in this fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based upon the contract issuer's investment experience for the assets or pooled assets supporting the contract or upon another formula applicable under the contract.

Investment contracts with insurance companies and other financial institutions require the repayment of principal plus interest as determined under the contract. Certain of the investment contracts are held in trusts owned by the Plan, and managed by insurance companies or financial institutions. Such investment contracts provide for return of principal and interest earned, with interest rates being fixed quarterly. The contract value of the investments held in trusts at December 31, 1997 and 1996 was $2,260,835,000 and $1,929,759,841
respectively, fair value being $2,290,993,000 and $1,927,922,000 respectively.

IBM selects the various contracts and oversees eight external bond managers who are responsible for the individual portfolios within the Fixed Income Fund. IBM will take steps to place investments with highly rated institutions and money managers, but cannot guarantee the return of either principal or interest.

Total Bond Market Fund: - Effective May 1, 1996, the Total Bond Market Fund became available as an investment option. The Total Bond Market Fund seeks investment results that modestly exceed the total return of the Lehman Brothers Aggregate Bond Index, a broad market-weighted index comprised of U.S. Treasury and agency securities, corporate investment-grade bonds and mortgage-backed securities, each with maturities exceeding one year.

Investments in the Total Bond Market Fund are managed by State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company.

U. S. Government Securities Fund: - Effective June 28, 1996, the U.S. Government Securities Fund (USGSF) was closed. Contributions to the USGSF were suspended on May 1, 1996. Participants who had not instructed the Plan's trustee to transfer their USGSF balances into alternative investment funds by June 28, 1996, had any balances remaining in the USGSF automatically transferred on their behalf to the Fixed Income Fund on that day. With the closing of USGSF, the ten percent

Balanced Asset Fund allocation previously targeted for the USGSF was directed to the Total Bond Market Fund.

International Stock Fund: - Long-term capital growth with a market rate of return from a diversified group of equity holdings in stock markets of Europe, Asia/Pacific, Latin America and Africa.

These Equity market investments are based on the Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index and the Morgan Stanley Capital International Emerging Markets Free ex Malaysia Index (EMF ex Malaysia). The combination of developed and developing markets may serve to reduce the overall volatility within the fund's portfolio and help reduce risk.

The fund is passively managed, that is, the managers do not actively select investments, but instead follow EAFE and EMF ex Malaysia Index characteristics. Prior to August 1, 1996, the International Stock Fund had a modified country weighting that limited investments in the stocks of any one country to twenty-five percent of the fund. Effective August 1, 1996, this twenty-five percent limitation on stocks from any one country was removed to better diversify the fund for participants. Dividend income is reinvested in the fund.

The International Stock Fund is designed to broaden and supplement Plan investment options by offering a way to participate in foreign equity markets, while maintaining diversification within and across different assets classes. Like U.S. equities, foreign equities are subject to price fluctuations. In addition, they are impacted by other factors such as foreign currency exchange fluctuations that affect the dollar value of the fund.

Investments in the International Stock Fund are managed by Bankers Trust
Company.

Life Strategy Funds:

On August 1, 1996, the Plan was amended to include the addition of four Life Strategy Funds, one of which (the Moderate Life Strategy Fund) was created from the existing Balanced Asset Fund. The Life Strategy Funds diversify their assets among the following five existing Plan funds: Large Company Index Fund, Small Company Stock Fund, International Stock Fund, Fixed Income Fund, and Total Bond Market Fund. The Life Strategy Funds enable participants to choose from four different portfolios of stock, bond and fixed income investments, ranging from very conservative to aggressive, to pursue their personal financial goals. The Funds are rebalanced monthly by Bankers Trust Company to the target allocations as the value of the underlying investment funds fluctuate. For example, if stocks declined in value, more would be purchased to maintain the desired stock allocation within the Funds. The
Life Strategy Funds are passively managed, meaning the fund managers do not actively select investments, but instead follow invest-ment allocations set by the staff of the IBM Retirement Fund. The underlying funds are managed by Bankers Trust Company and State Street Global Advisors.

The four Life Strategy Funds and their target allocations are as follows:

Income Plus Life Strategy Fund: - Seeks investment returns which modestly and fairly consistently outpace inflation, with a target allocation of twenty percent stocks and eighty percent fixed income/bonds. The Income Plus Life Strategy Fund is intended for the more risk-averse investor with a generally short time horizon desiring more security in their investment.

Investments in this fund are automatically allocated among the following five Plan investment options, while maintaining the target allocations as shown: Large Company Index Fund - 11%, Small Company Stock Fund - 4%, International Stock Fund - 5%, Fixed Income Fund - 75%, and Total Bond Market Fund- 5%.

The Income Plus Life Strategy Fund is managed by Bankers Trust Company.

Conservative Life Strategy Fund: - Seeks to moderately outpace inflation over the long term with a fair measure of consistency, and a target allocation of forty percent stocks and sixty percent fixed income/bonds. The Conservative Life Strategy Fund is designed for risk-averse investors with a short to medium time horizon.

Investments in this fund are automatically allocated among the following five Plan investment options, while maintaining the target allocations as shown: Large Company Index Fund - 23%, Small Company Stock Fund - 7%, International Stock Fund - 10%, Fixed Income Fund - 50%, and Total Bond Market Fund - 10%.

The Conservative Life Strategy Fund is managed by Bankers Trust Company.

Moderate Life Strategy Fund (formerly Balanced Asset Fund): - Effective August 1, 1996, the existing Balanced Asset Fund was renamed the Moderate Life Strategy Fund, and its target allocations remixed according to its revised fund objective to provide relatively high returns at a moderate risk level with a target allocation of sixty percent stocks and forty percent fixed income/bonds. The Moderate Life Strategy Fund is intended for moderate-risk tolerant investors with a medium to long time horizon.

Investments in this fund are automatically allocated among the following five Plan investment options, while maintaining the target allocations as shown:
Large Company Index Fund - 34%, Small Company Stock Fund - 11%, International Stock Fund - 15%, Fixed Income Fund - 25%, and Total Bond Market Fund- 15%.

The Moderate Life Strategy Fund is managed by Bankers Trust Company.

Aggressive Life Strategy Fund: - Seeks to provide high returns over longer time periods with a target allocation of eighty percent stocks and twenty percent fixed income/bonds. The Aggressive Life Strategy Fund is intended for higher-risk tolerant investors with a long time horizon. Investors in this fund should anticipate occasional annual losses in pursuit of long-term higher returns.

Investments in this fund are automatically allocated among the following five Plan investment options, while maintaining the target allocations as shown:
Large Company Index Fund - 45%, Small Company Stock Fund - 15%, International Stock Fund - 20%, Fixed Income Fund - 0%, and Total Bond Market Fund - 20%.

The Aggressive Life Strategy Fund is managed by Bankers Trust Company.

NOTE 4 - PLAN TRANSFERS:

The transfers below represent the participants' account balances attributable to employees transferred to IBM:

On July 1, 1996, approximately 23 employees of Ameritech Corporation were transferred to what is now IBM Global Services (IGS), formerly IBM's wholly-owned subsidiary Integrated Services Solutions Corporation (ISSC), as a result of an outsourcing agreement between ISSC and Ameritech Corporation. Accordingly, there were net transfers of cash and securities of $1,613,820 during 1997 between the Plan and a similar savings plan established by Ameritech Corporation.

On October 4, 1996, IBM acquired all of the outstanding shares of Professional Data Management. As a result of this transaction, there were net transfers of cash and securities of $1,661,934 during 1997 between the Plan and a similar savings plan established by Professional Data Management.

On January 1, 1997, approximately 128 employees of Nationwide Insurance Enterpise were transferred to IGS as a result of an outsourcing agreement between IGS and Nationwide Insurance. Accordingly, there were net transfers of cash and securities of $4,271,285 during 1997 between the Plan and a similar savings plan established by Nationwide Insurance.

On January 7, 1997, approximately 679 employees of Prudential Insurance Company were transferred to IGS as a result of an outsourcing agreement between IGS and Prudential Insurance. Accordingly, there were net transfers of cash and securities of $13,446,366 during 1997 between the Plan and a similar savings plan established by Prudential Insurance.

On June 2, 1997, approximately 41 employees of Ryder System, Inc. were transferred to IGS as a result of an outsourcing agreement between IGS and Ryder System. Accordingly, there were net transfers of cash and securities of $1,426,552 during 1997 between the Plan and a similar savings plan established by Ryder System.

On August 16, 1997, approximately 30 employees of American Express Company were transferred to IGS as a result of an outsourcing agreement between IGS and American Express. Accordingly, there were net transfers of cash and securities of $396,177 during 1997 between the Plan and a similar savings plan established by American Express.

NOTE 5 - INCOME TAXES:

The Trust established under the Plan is qualified under the appropriate section of the Internal Revenue Code and intends to continue as a qualified trust. The Plan received a favorable determination letter from the IRS on June 14, 1993. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

NOTE 6 - TDSP INVESTMENT VALUATIONS:

The following schedules summarize the fair value of investments, and the related net unrealized and realized gain/loss on investments by type of investment (dollars in thousands):


                                                Fair value determined by
                                        -----------------------------------
December 31, 1997:                           Quoted
                                             market   Estimates
                                             prices  of Trustee       Total
                                        -----------  ---------- -----------
Interest in equity-oriented General     $ 8,187,078             $ 8,187,078
 Employee Benefit Trust pooled funds

Interest in short-term investment-
 oriented General Employee Benefit
 Trust pooled funds                         473,795                 473,795

Investment contracts                                 $3,613,269   3,613,269

Interest in bond market-oriented General
 Employee Benefit Trust pooled funds        289,202                 289,202

IBM common stock                          1,210,202               1,210,202
                                        -----------  ---------- -----------
     Total                              $10,160,277  $3,613,269 $13,773,546
                                        -----------  ---------- -----------
                                        -----------  ---------- -----------

December 31, 1996:

Interest in equity-oriented General      $6,013,408              $6,013,408
 Employee Benefit Trust pooled funds

Interest in short-term investment-
 oriented General Employee Benefit
 Trust pooled funds                         426,042                 426,042

Investment contracts                                 $3,601,544   3,601,544

Interest in bond market-oriented General
 Employee Benefit Trust pooled funds        166,579                 166,579

IBM common stock                            738,140                 738,140
                                        -----------  ---------- -----------
     Total                              $ 7,344,169  $3,601,544 $10,945,713
                                        -----------  ---------- -----------
                                        -----------  ---------- -----------


Net Unrealized and Realized Gain (Loss) on investments (dollars in thousands):


                                      For the year ended
                                       December 31, 1997
                                      ------------------
Investments at fair value
 determined by quoted market
 price:

Interest in General Employee
 Benefit Trust pooled funds                 $1,701,570

IBM common stock                               312,836
                                            ----------
     Total                                  $2,014,406
                                            ----------
                                            ----------


NOTE 7 - RELATED PARTY TRANSACTIONS:

At December 31, 1997 and 1996, a majority of the Plan's assets were invested in Bankers Trust Company Funds. Bankers Trust also acts as the trustee and recordkeeper for the Plan. On October 21, 1997, Bankers Trust announced that Metropolitan Life Insurance Company had acquired Bankers Trust's
401(k) recordkeeping, partipant services and communications business segments. The Plan held $116,520,897 and $240,825,549 in investment contracts with Metropolitan Life Insurance Company at December 31, 1997 and December 31, 1996, respectively.

At December 31, 1997, the Plan held 11,567,039 shares of IBM common stock valued at $1,210,201,455. At December 31, 1996, the Plan held 4,872,209 shares of IBM common stock valued at $738,139,664.

On April 29, 1997, IBM stockholders approved amendments to the Certificate of Incorporation reducing the par value of common shares from $1.25 per share to $.50 per share, and granting common stockholders of record at the close of business on May 9, 1997 one additional share for each share held. As a result of this amendment, the restated number of shares of IBM common stock held by the Plan at December 31, 1996 was 9,744,418.

NOTE 8 - SUBSEQUENT EVENTS:

Effective January 1, 1998, the maximum deferral percentage allowable under the Plan was increased to fifteen percent of eligible compensation from the previous twelve percent deferral limitation.

Also effective January 1, 1998, the following changes were implemented to the Plan's loan provisions: 1) establishment of a semi-monthly repayment schedule for loans initiated on or after January 1, 1998. All existing loans with an effective date prior to January 1, 1998 will continue to have a monthly repayment schedule for the life of the loan. 2) The minimum loan amount available for new loans has been increased to $500 from the previous $50 minimum. 3) New loan delinquency and default procedures have been established as follows: any missed Plan loan repayment or payment received less than the amount due, will cause an outstanding loan to be delinquent. A first, second and final reminder letter and repayment coupon will be mailed to participants with delinquent loans. Any payment missed in any calendar quarter must be repaid and made current by the end of the next calendar quarter in order to avoid default. Once a Plan loan is defaulted, a participant will be suspended from Plan contributions for one year, and suspended from initiating a new Plan loan until the defaulted loan is repaid in full (this is an unchanged, current Plan provision).

NOTE 9 - SCHEDULE OF UNIT/SHARE VALUES AND PARTICIPANT UNITS/SHARES (FUND UNITS IN THOUSANDS):

The following is a schedule of the TDSP individual fund unit/share values and participant units/shares as calculated by the Trustee based on each daily valuation date:


Month in 1997: January  February    March     April      May       June     July      August September   October  November  December
               -------  --------   -------   -------   -------   -------   -------   ------- ---------   -------  --------  --------
Money Market:
 Unit Value      $2.78     $2.79     $2.80     $2.82     $2.83     $2.84     $2.86     $2.87     $2.88     $2.90     $2.91     $2.92
 Units         128,241   129,642   133,027   137,469   136,412   136,630   132,222   133,803   133,541   134,716   135,093   133,373

Large Company:
 Unit Value     $11.17    $11.25    $10.79    $11.44    $12.14    $12.68    $13.69    $12.92    $13.63    $13.17    $13.77    $14.01
 Units         324,791   327,486   329,300   330,097   333,420   335,433   338,948   338,184   337,318   335,064   336,386   336,856

Small Company:
 Unit Value      $2.58     $2.53     $2.39     $2.42     $2.65     $2.76     $2.96     $2.98     $3.17     $3.05     $3.07     $3.16
 Units         660,030   662,203   666,087   654,299   655,310   659,666   664,369   668,817   690,825   699,419   703,267   700,767

IBM Stock:
 Unit Value      $1.69     $1.55     $1.49     $1.73     $1.87     $1.95     $2.28     $2.19     $2.29     $2.13     $2.37     $2.26
 Units         511,038   508,618   517,280   517,942   516,136   505,095   513,135   517,023   509,428   534,582   511,119  541,035

Fixed Income:
 Unit Value      $2.57     $2.58     $2.60     $2.61     $2.62     $2.64     $2.65     $2.66     $2.68     $2.69     $2.71     $2.72
 Units       1,305,765 1,298,940 1,319,031 1,334,783 1,325,729 1,321,434 1,279,602 1,273,996 1,264,269 1,247,258 1,256,282 1,235,924

International Stock:
 Unit Value      $1.42     $1.44     $1.45     $1.46     $1.55     $1.64     $1.67     $1.54     $1.62     $1.48     $1.46     $1.47
 Units         324,070   321,711   328,285   330,365   335,042   339,482   349,161   349,656   349,000   334,709   330,348   323,776

Total Bond Market:
 Unit Value      $1.06     $1.07     $1.05     $1.07     $1.08     $1.09     $1.12     $1.11     $1.13     $1.14     $1.15     $1.16
 Units          40,392    42,441    45,040    46,524    47,050    48,842    52,570    55,714    57,908    69,029    77,020    81,812

Income Plus Life Strategy:
 Unit Value      $1.06     $1.06     $1.06     $1.07     $1.09     $1.11     $1.13     $1.12     $1.14     $1.13     $1.14     $1.15
 Units          22,536    24,789    26,001    26,698    27,078    28,149    29,316    33,069    33,426    35,299    35,949    37,370

Conservative Life Strategy:
 Unit Value      $1.09     $1.09     $1.08     $1.10     $1.14     $1.16     $1.20     $1.17     $1.21     $1.19     $1.20     $1.22
 Units          75,908    80,456    83,699    84,197    85,676    87,508    92,509    97,689    98,950   103,124   106,702   109,622

Moderate Life Strategy:
 Unit Value      $1.56     $1.56     $1.53     $1.57     $1.64     $1.69     $1.77     $1.71     $1.78     $1.73     $1.76     $1.78
 Units         429,982   438,188   442,681   444,508   450,302   456,467   472,144   480,185   482,438   485,359   491,189   493,730

Aggressive Life Strategy:
 Unit Value      $1.15     $1.15     $1.12     $1.16     $1.22     $1.27     $1.34     $1.29     $1.35     $1.30     $1.32     $1.35
 Units          94,236   100,967   103,824   105,541   111,528   117,355   132,825   139,024   144,594   157,910   164,216   172,048


NOTE 9 - SCHEDULE OF UNIT/SHARE VALUES AND PARTICIPANT UNITS/SHARES (FUND UNITS IN THOUSANDS):

The following is a schedule of the TDSP individual fund unit/share values and participant units/shares as calculated by the Trustee based on each daily valuation date:


Month in 1996: January  February    March     April      May       June     July      August September   October  November  December
               -------  --------   -------   -------   -------   -------   -------   ------- ---------   -------  --------  --------
Money Market:
 Unit Value      $2.64     $2.65     $2.66     $2.67     $2.68     $2.69     $2.71     $2.72     $2.73     $2.74     $2.75     $2.77
 Units         120,124   120,751   122,133   120,999   119,745   119,783   124,007   123,588   124,888   130,306   129,666   133,005

Large Company:
 Unit Value      $8.84     $8.92     $9.01     $9.14     $9.38     $9.41     $9.00     $9.19     $9.70     $9.97    $10.73    $10.51
 Units         309,650   314,150   317,118   318,117   320,200   322,687   321,301   320,973   321,724   323,166   324,584   322,490

Small Company:
 Unit Value      $2.13     $2.20     $2.23     $2.31     $2.37     $2.31     $2.15     $2.27     $2.38     $2.36     $2.48     $2.50
 Units         598,638   608,361   620,607   633,474   653,998   664,618   658,066   656,698   660,639   659,099   654,576   654,679

IBM Stock:
 Unit Value      $1.17     $1.32     $1.19     $1.16     $1.15     $1.07     $1.16     $1.24     $1.34     $1.39     $1.72     $1.63
 Units         513,539   470,126   488,838   534,811   523,446   516,551   530,792   505,503   486,583   454,992   463,575   457,102

Fixed Income:
 Unit Value      $2.41     $2.43     $2.44     $2.45     $2.46     $2.48     $2.49     $2.50     $2.52     $2.53     $2.54     $2.56
 Units       1,401,954 1,384,909 1,386,221 1,357,435 1,342,046 1,351,613 1,357,960 1,342,752 1,345,238 1,346,021 1,329,688 1,342,498

U.S. Gov't Securities:
 Unit Value      $1.26     $1.25     $1.25     $1.25     $1.26
 Units          48,561    51,616    51,957    49,138    39,722

International Stock:
 Unit Value      $1.38     $1.39     $1.42     $1.45     $1.44     $1.45     $1.41     $1.41     $1.45     $1.44     $1.49     $1.47
 Units         290,669   310,633   319,418   328,688   335,969   341,392   344,349   344,971   345,601   338,509   332,798   330,724

Total Bond Market:
 Unit Value                                              $1.00     $1.01     $1.01     $1.01     $1.03     $1.05     $1.07     $1.06
 Units                                                  14,489    22,065    26,832    27,951    28,279    31,880    35,899    39,788

Income Plus Life Strategy:
 Unit Value                                                                  $1.00     $1.01     $1.02     $1.03     $1.05     $1.05
 Units                                                                         964     8,752    11,071    15,961    18,370    20,942

Conservative Life Strategy:
 Unit Value                                                                  $1.00     $1.01     $1.03     $1.04     $1.08     $1.07
 Units                                                                       3,947    31,534    38,527    52,169    62,531    69,049

Moderate Life Strategy:
 Unit Value      $1.37     $1.38     $1.39     $1.41     $1.43     $1.43     $1.39     $1.41     $1.46     $1.48     $1.54     $1.53
 Units         285,015   307,322   315,723   322,975   330,625   338,452   344,288   376,007   386,389   409,115   423,328   425,043

Aggressive Life Strategy:
 Unit Value                                                                  $1.00     $1.02     $1.06     $1.07     $1.13     $1.12
 Units                                                                       2,426    30,389    41,124    63,108    77,649    82,729


                                                                    SCHEDULE I

                 INTERNATIONAL BUSINESS MACHINES CORPORATION
                       IBM TAX DEFERRED SAVINGS PLAN
    ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1997


                                             Total                          Current
                                        Shares/Units or      Cost            Value
                                        Maturity Value   (In Thousands)  (In Thousands)
                                        ---------------  --------------  --------------
Interest in Bankers Trust Company and State Street Global Advisors Pooled Funds:

Discretionary Cash Fund                 473,795,403       $   473,795     $   473,795
                                                          -----------     -----------
                                                          -----------     -----------
Equity Index Funds                      612,418,674       $ 4,903,380     $ 8,187,078
                                                          -----------     -----------
                                                          -----------     -----------
Bond Index Fund                          24,867,945       $   263,616     $   289,202
                                                          -----------     -----------
                                                          -----------     -----------
Common Stock:

IBM Stock Fund                           11,567,039        $  722,242      $1,210,202
                                                          -----------     -----------
                                                          -----------     -----------



                                             Total          Contract
                                        Shares/Units or      Value
                                        Maturity Value   (In Thousands)
                                        ---------------   -------------
Investment Contracts:

Black Rock
#95235          7.45%    9/30/1999      101,827,655         $ 101,828

Brundage Story & Rose
#93-597         5.95%     1/4/2001       80,194,730            80,195

CDC Bric
BR 130-02       7.42%    10/1/1999       76,259,375            76,259

Chase CFC NISA
#400462-1       6.46%    10/1/2004       30,673,677            30,674

CIGNA
#25181          7.73%    9/30/1999       27,007,543            27,008

CIGNA
#25183          8.29%     6/1/1999       40,008,729            40,009

                                                                              31



                                             Total          Contract
                                        Shares/Units or      Value
Investment Contracts (Continued):       Maturity Value   (In Thousands)
                                        ---------------  --------------
CIGNA
#25189          6.31%    10/1/1998       51,574,981         $  51,575

CIGNA
#25193          6.58%    9/30/1999       60,974,407            60,974

Citibank
#178360         6.75%     1/2/1999      107,336,786           107,337

Citibank
#178362         5.17%   12/31/1998       55,703,264            55,703

Citibank
#178364         6.51%     7/1/1999       78,649,842            78,650

Citibank
#178367         7.21%     4/1/1998       10,787,649            10,788

CNA Insurance
GP 13078-006    8.05%     4/1/1999       21,605,417            21,605

CNA Insurance
GP 13078-016    5.79%     7/1/1999       75,011,566            75,012

CNA Insurance
GP 13078-026    6.64%    10/1/2000       26,403,700            26,404

Hartford Life
#GA10254        8.08%    3/31/1999       27,131,708            27,132

Jackson National Insurance Co.
G-1128-1        6.75%    10/1/2000      113,662,051           113,662

John Hancock Life Insurance Co.
GAC #8663       6.85%    11/1/2002      132,189,241           132,189

Loomis Sayles
#93-599         6.80%   Non-Maturing     57,198,132            57,198

Loomis Sayles
# 96014         7.46%   Non-Maturing    112,442,079           112,442

Metropolitan Life Insurance Co.
#18580B         6.90%   12/31/1998        4,101,805             4,102

Metropolitan Life Insurance Co.
GAC #24650      6.75%   10/01/2001       50,839,115            50,839



                                             Total          Contract
                                        Shares/Units or      Value
Investment Contracts (Continued):       Maturity Value   (In Thousands)
                                        ---------------  --------------
Metropolitan Life Insurance Co.
GAC #13630      5.20%    3/31/1998       32,996,756         $  32,997

Metropolitan Life Insurance Co.
GAC #13831      6.90%     1/2/1998       14,580,255            14,580

Metropolitan Life Insurance Co.
GAC #13993      8.04%     4/1/1999       14,002,966            14,003

New York Life Insurance Company
GA-06554-002    5.35%   12/31/1998       82,497,673            82,498

New York Life Insurance Company
GA-06554-003    7.13%     7/1/1999       63,223,151            63,223

New York Life Insurance Company
GA-30721        6.88%     1/1/2003       56,907,551            56,908

NISA Investment Advisors
#92-425         6.20%    1/15/2001      280,970,404           280,970

NISA Investment Advisors
#400462         6.48%   Non-Maturing    230,775,163           230,775

NISA Investment Advisors
#92-425-B       6.20%    1/15/2001       33,756,545            33,757

Pacific Investment Management Co.
#242            6.69%   Non-Maturing    159,268,755           159,269

Pacific Investment Management Co.
#93-637         6.27%   Non-Maturing     68,329,953            68,330

Pacific Investment Management Co.
#93-638         6.34%   Non-Maturing     45,224,620            45,225

Principal Mutual
#4-23271-1      6.53%    6/30/2000       62,939,682            62,940

Principal Mutual
#4-23271-2      7.26%     7/1/2001       61,081,070            61,081

Principal Mutual
#4-23271-3      6.61%    10/1/2001      111,464,181           111,464



                                             Total          Contract
                                        Shares/Units or      Value
Investment Contracts (Continued):       Maturity Value   (In Thousands)
                                        ---------------  --------------
Prudential Asset Management Co.
GA-7406-211     7.03%    3/31/1998       37,979,333        $   37,979

Prudential Asset Management Co.
GA-7406-212     6.49%    6/30/1999       80,701,071            80,701

Prudential Asset Management Co.
GA-7406-213     7.17%   12/31/1998      103,552,408           103,552

Prudential Asset Management Co.
GA-7913         7.12%    3/31/2000      101,748,735           101,749

Sanford C. Bernstein
#93-598         4.03%    6/30/1998       51,043,252            51,043

State Street Global Advisors
#103177         6.75%    Non-Maturing   239,318,505           239,318

Union Bank of Switzerland
#2010           7.15%     4/1/1998       45,443,166            45,443

Union Bank of Switzerland
#2071           5.17%   10/15/1998       50,651,562            50,651

Union Bank of Switzerland
#2097           8.07%    6/15/1998       12,394,203            12,394

Union Bank of Switzerland
#2187           7.04%   10/25/2018       49,104,212            49,104

Union Bank of Switzerland
#2188           7.02%   12/25/2021       49,711,588            49,711

Union Bank of Switzerland
#3009           6.40%   Non-Maturing    132,018,629           132,019
                                        -----------
                                         $3,613,269
                                        -----------
                                        -----------


                                                                     SCHEDULE II

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                          IBM TAX DEFERRED SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS*
                                DECEMBER 31, 1997
                             (Dollars in Thousands)


                                               Cost of       Proceeds   Cost of Assets   Realized
                                  Volume      Purchases     from Sale      Disposed        Gain
                                  ------     ----------    ----------   --------------  ----------
Bankers Trust Discretionary
 Cash Fund
   - Acquisition Transactions        344     $1,166,839          -              -             -
   - Disposal Transactions           347           -       $1,149,824       $1,149,824        -

Bankers Trust Directed Account
 Cash Fund
   - Acquisition Transactions        353     $1,323,214          -              -             -
   - Disposal Transactions           396           -       $1,361,855     $1,361,855          -

International Business Machines
 Corporation Common Stock
   - Acquisition Transactions         66     $  416,595          -              -             -
   - Disposal Transactions            66           -       $  252,847     $  152,775     $ 100,072

Bankers Trust Large
 Capitalization Equity Index Fund
   - Acquisition Transactions        329     $  364,457          -              -             -
   - Disposal Transactions           176           -       $  206,696     $  116,746     $  89,950

State Street Russell Short Term
 Investment Fund
   - Acquisition Transactions         86     $  795,728          -              -             -
   - Disposal Transactions            65           -       $  726,888     $  726,888          -




* NOTE: Cumulative transactions involving an amount in excess of 5 percent of the value of plan assets at the beginning of the plan year.